UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 001-35061

CUSIP Number: 64051T100

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NeoPhotonics Corporation

Full Name of Registrant

N/A

Former Name if Applicable

2911 Zanker Road

Address of Principal Executive Office (Street and Number)

San Jose, California 95134

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐ ☐ ☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

NeoPhotonics Corporation (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013. The Company’s quarterly report on Form 10-Q as of and for the three and nine months ended September 30, 2013 was due to be filed with the Securities and Exchange Commission (SEC) by November 12, 2013 and would be deemed to be timely filed if the Company filed a Form 12b-25 with the SEC by November 13, 2013, and then filed the Form 10-Q with the SEC by November 18, 2013. However, the Company will not be able to file the Form 10-Q by November 18, 2013, for the reasons discussed below.

The Company’s financial statements for the first quarter of 2013 (previously filed with the SEC in its quarterly report on Form 10-Q/A for such quarter) included a real estate registration tax of approximately $0.5 million as a component of the property, plant and equipment acquired as part of the purchase of NeoPhotonics Semiconductor (formerly the Optical Component Unit of LAPIS Semiconductor). Upon further examination as to the nature and party legally responsible for the payment of the real estate registration tax, the Company has determined the tax should have been expensed as an acquisition cost. As such, the Company has determined that it will need to restate its financial statements for the first and the second quarters of 2013 to reflect this adjustment.

The Company has determined that there is not enough time to complete the necessary close of its accounting records, perform procedures to adjust its financial statements for the item discussed above and reviews by an independent registered public accounting firm, and amend its quarterly reports on Forms 10-Q/As for the quarters ended March 31, 2013 and June 30, 2013, as well as file its quarterly report on Form 10-Q for the quarter ended September 30, 2013, prior to the required filing date. The Company intends to complete its review of the purchase transaction and the work related to the close of its accounting records as of September 30, 2013 and for the three and nine months then ended, and to amend and file its quarterly reports on Forms 10-Q/As and file its Form 10-Q for the quarter ended September 30, 2013 after the completion of the appropriate work and quarterly reviews by an independent registered public accounting firm. The Company has not reached a conclusion and is assessing the impact of this Q1 2013 transaction on its internal control over financial reporting.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Cal R. Hoagland	408	895-6086
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NeoPhotonics Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 13, 2013	By:	/s/ Cal R. Hoagland
Name: Cal R. Hoagland
Title: Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).